Filed by Eclair Holdings Company

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: MTR Gaming Group, Inc.

Commission File No.: 000-20508

FOR IMMEDIATE RELEASE

MTR Gaming Group, Inc. Announces Preliminary Results of Cash and Stock Elections
by MTR Stockholders

CHESTER, WV— August 13, 2014 — MTR Gaming Group, Inc. (NasdaqGS: MNTG) (“MTR”) today announced the preliminary results of elections made by MTR stockholders regarding their preferences as to the form of merger consideration they will receive in connection with the pending combination of MTR and Eldorado HoldCo LLC (“Eldorado”).  The deadline for MTR stockholders to have made elections in connection with the transaction was 5:00 p.m., New York City time, on August 6, 2014.

Of the 28,386,084 shares of MTR common stock outstanding as of August 6, 2014, holders of:

•                  2,001,542 shares, or approximately 7.1 percent of outstanding shares, elected to receive shares of Eclair Holdings Company (“ERI”) common stock;

•                  23,563,645 shares, or approximately 83.0 percent of outstanding shares, elected to receive cash; and

•                  2,820,897 shares, or approximately 9.9 percent of outstanding shares, made no election and therefore will be deemed to have elected to receive ERI common stock.

The allocation of the merger consideration will be computed using the formula set forth in that certain Agreement and Plan of Merger, dated as of September 9, 2013 as amended on November 18, 2013, February 13, 2014 and May 13, 2014 (the “Merger Agreement”), by and among MTR, ERI, Ridgeline Acquisition Corp., Eclair Acquisition Company, LLC, Eldorado, and Thomas Reeg, Robert Jones and Gary Carano, as member representative.

Each share of MTR common stock for which a stock election or no election was made will be converted into the right to receive one share of ERI common stock.  Elections to receive cash consideration made by MTR stockholders are subject to proration, as described in the Merger Agreement and the proxy statement/prospectus relating to the combination.  Proration is required if the available cash consideration ($35,000,000) is oversubscribed.  As a result of the elections set forth above, the available cash consideration has been oversubscribed.  Accordingly, based on the number of shares of MTR common stock outstanding as of August 6, 2014 and a proration process to be determined by ERI, approximately 24.6% of the shares of MTR common stock for which a cash election was made will be converted into the right to receive cash, and approximately 75.4% of the shares of MTR common stock for which a cash election was made will be converted into the right to receive shares of ERI common stock.

About MTR Gaming Group, Inc.

MTR Gaming Group, Inc. is a hospitality and gaming company that through subsidiaries owns and operates Mountaineer Casino, Racetrack & Resort in Chester, West Virginia; Presque Isle Downs & Casino in Erie, Pennsylvania; and Scioto Downs in Columbus, Ohio.  For more information, please visit www.mtrgaming.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are based on current expectations of management of MTR and Eldorado and are subject to uncertainty and changes in circumstances.  These forward-looking statements include, among others, statements regarding the expected benefits of a potential combination of MTR and Eldorado, including the expected effect of the merger on MTR’s and Eldorado’s financial results and profile (e.g., free cash flow, earnings per share and Adjusted EBITDA); the anticipated benefits of geographic diversity that would result from the merger and the expected results of MTR’s and Eldorado’s gaming properties; expectations about future business plans, prospective performance and opportunities; required regulatory approvals and the expected timing of the completion of the transaction.  These forward-looking statements may be identified by the use of words such as “expect,” “anticipate,” “believe,” “estimate,” “potential,” “should”, “will” or similar words intended to identify information that is not historical in nature.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  There is no assurance that the potential transaction will be consummated, and there are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein.  These risks and uncertainties include (a) the timing to consummate a potential transaction between MTR and Eldorado; (b) the ability and timing to obtain required regulatory approvals (including approval from gaming and horse racing regulators) and satisfy or waive other closing conditions; (c) the possibility that the mergers do not close when expected or at all or that the companies may be required to modify aspects of the mergers to achieve regulatory approval; (d) the ability of MTR and Eldorado to promptly and effectively integrate their respective businesses; (e) the requirement to satisfy closing conditions to the mergers as set forth in the merger agreement; (f) the outcome of any legal proceedings that may be, or have been, instituted in connection with the transaction; (g) the ability to retain certain key employees of MTR or Eldorado; (h) that there may be a material adverse change affecting MTR or Eldorado, or the respective businesses of MTR or Eldorado may suffer as a result of uncertainty surrounding the transaction; (i) the risk factors disclosed in MTR’s filings with the Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K for the year ended December 31, 2013, which MTR filed on March 14, 2014, and (j) the risk factors disclosed in the Proxy Statement/Prospectus mailed to MTR stockholders on or about June 18, 2014.  Forward-looking statements reflect MTR’s and Eldorado’s management’s analysis as of the date of this release, even if subsequently made available by MTR or Eldorado on their respective websites or otherwise.  MTR and Eldorado do not undertake to revise these statements to reflect subsequent developments, except as required under the federal securities laws.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.

For Additional Information, Please Contact:

MTR Gaming Group, Inc.
www.mtrgaming.com
John W. Bittner, Jr.
Executive Vice President and Chief Financial Officer
(724) 933-8122
jbittner@mtrgaming.com